UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from            to

Commission file number 1-33981

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Analysts International Corporation Savings and Investment Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Analysts International Corporation

7700 France Ave S

Minneapolis, MN 55435

(952) 835-5900

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements — Years Ended December 31, 2010 and December 31, 2009:

Statements of Net Assets Available for Plan Benefits	4

Statements of Changes in Net Assets Available for Plan Benefits	5

Notes to Financial Statements	6-12

Supplemental Schedule Furnished Pursuant to the Requirements of Form 5500:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	13

NOTE:        All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures	14

Exhibit Index	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Investment Plan Committee

Analysts International Corporation

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Analysts International Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 2, 2011

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	December 31,
	2010	2009

Cash — pending account	$4,360	$4,887

Participant directed investments, stated at fair value (See Note F)	48,590,704	49,557,202

Notes receivable from participants (See Note B)	156,045	166,949

Net assets available for plan benefits at fair value	48,751,109	49,729,038

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(149,623)	138,548

Net assets available for plan benefits	$48,601,486	$49,867,586

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	December 31,
	2010	2009

Net assets available for plan benefits, beginning of year	$49,867,586	$45,852,043

Additions:
Contributions:
Contributions by employer	—	155,032
Contributions by participants	2,180,321	3,362,065

Total contributions	2,180,321	3,517,097

Investment income:
Net appreciation in market value of investments	5,008,443	9,514,068
Dividends	525,400	994,978

Net investment income	5,533,843	10,509,046
Total additions	7,714,164	14,026,143

Deductions:
Distributions to participants	8,787,469	9,799,589
Third-party, trustee and other fees	192,094	210,433
Loan fees	701	578

Total deductions	8,980,264	10,010,600

(Decrease) increase in net assets	(1,266,100)	4,015,543

Net assets available for plan benefits, end of year	$48,601,486	$49,867,586

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND DECEMBER 31, 2009

A.            Description of the Plan

The following description of the Analysts International Corporation (“AIC” or the “Company”) Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan became effective July 1, 1985 under Section 401(k) of the Internal Revenue Code for the purpose of providing retirement and other benefits to eligible participants. An employee of the Company becomes eligible for the Plan upon commencement of active service. The Savings and Investment Plan Committee of the Company’s Board of Directors controls and manages the operation and administration of the Plan. Wells Fargo Bank, National Association (“Wells Fargo”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — The Plan is funded primarily by employee contributions. Each year, eligible employees may contribute up to 50% of their gross annual wages for pre-tax contributions, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Highly compensated employees’ contributions are limited based on discrimination testing performed. Currently, highly compensated employees can only contribute up to 16% of their gross annual wages. In addition, the Plan allows rollover contributions from certain qualified retirement plans.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nineteen investment options for participants through a combination of mutual funds, common and collective funds and AIC common stock. The fund choices include:

Mutual Funds:
American Beacon Large Cap Value Fund
American Funds Capital World Growth & Income
American Funds Growth Fund of America
Artio International Equity A Fund
Columbia Small Cap Value Fund I
Goldman Sachs Mid Cap Value Fund
Prudential Jennison Mid Cap Growth A
Prudential Jennison Small Company A
T Rowe Price Ret 2010 Fund
T Rowe Price Ret 2020 Fund
T Rowe Price Ret 2030 Fund
T Rowe Price Ret 2040 Fund
T Rowe Price Ret 2050 Fund
T Rowe Price Ret Income Fund

Common Collective Trust Funds:
American Funds High Income Trust
PIMCO Total Return Fund
Wells Fargo Equity Index Trust
Wells Fargo Stable Return Fund

Common Stock:
Analysts International Corporation Common Stock

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the Company’s discretionary contributions, investment earnings and losses and any forfeitures to the extent that they are not utilized to reduce the funding of the Company’s matching contribution.

Employer Matching Contributions — Prior to September 30, 2009, the Plan provided for employer matching contributions where the employer would match 18% on the first 15% of employee’s pre-tax contributions, provided the employee had been employed by the employer for one year or more and was not a highly compensated employee as defined by federal tax laws. Beginning February 1, 2009, employer matching contributions were allocated according to the investment elections for the employee’s deferral contributions and as a result, all investments in the plan are now participant directed. Prior to February 1, 2009, the employer matching contributions were initially invested in the AIC Common Stock, but participants were able to reallocate the employer match among each of the nineteen investment options in the Plan. As of September 30, 2009, the Company suspended all employer matching contributions to the Plan.

Vesting — Participants vest immediately in their contributions and the actual earnings on their contributions. A participant’s interest in the employer matching contribution vest at a rate of 20% per year after one year of service with 100% vesting after five years. When a participant withdraws from the Plan, the non-vested portion of employer matching contributions is forfeited in compliance with federal regulations, and, prior to September 30, 2009, were used by the Company to reduce future matching contributions. Beginning on September 30, 2009, any non-vested portion of employer matching contributions to the accounts of participants who withdraw from the Plan during the year are now credited to the accounts of remaining participants that contributed to the Plan during the year.

Forfeited Accounts — At December 31, 2010 and 2009, forfeited non-vested balances totaled $17,996 and $22,979, respectively, and these amounts have been credited to the accounts of remaining participants that contributed to the Plan during the respective year. During the year ended December 31, 2009, employer matching contributions were reduced by $64,059 due to forfeited non-vested account balances that occurred during the Plan year ended December 31, 2008.

Participant Loans — Participant loans are made in compliance with federal regulations in effect at the time of the loan. Participants may borrow from their vested account balance on the date the loan is initiated a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The maximum loan term is three years. The loans are secured by the balance in the participant’s account and bear interest at rates based on the current prime lending rate of Wells Fargo. Interest rates range from 3.25% to 4.0% for loans outstanding at December 31, 2010 and 2009. Loan principal and interest is repaid ratably through payroll deductions. Participant loans are valued at the unpaid principal balance plus accrued but unpaid interest. Participant loans outstanding amounted to $156,045 at December 31, 2010 and $166,949 at December 31, 2009 and are presented in the Statements of Net Assets Available for Plan Benefits as Notes receivable from participants.

Payment of Benefits — Upon termination of employment, participants may elect to receive a lump-sum amount equal to the vested value of the participant’s account. Participants terminated with vested balances under $1,000 are automatically distributed as soon as administratively feasible. Withdrawals can be made from all of the accounts for terminated participant without early withdrawal penalties once the participant reaches age 59½. However, withdrawals can be made only from pre-tax contributions and earnings for an active participant without early withdrawal penalties once the participant reaches age 59 ½. Subject to IRS guidelines, distributions are also available due to financial hardships. In general, withdrawals must begin no later than April 1 following the calendar year in which the participant reaches age 70 ½.

Plan Termination — Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time, subject to provisions set forth in ERISA. If the Plan is terminated, no further contributions will be made and participants would become 100% vested in their entire account balance. The trustee will continue to hold the funds and make distributions as if the Plan had not terminated. Due to the Company’s number of involuntary terminations, which exceeded 20% of plan participants during the 2009 calendar year, a partial plan termination occurred. In accordance with the IRS’ rules around a partial plan termination, all plan participants involuntary terminated were 100% vested in their entire account balance.

B. Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including U.S. government securities, mutual funds and corporate stock.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the participants’ accounts and statements of net assets available for plan benefits.

Accounting Pronouncements— In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, (“ASU No. 2010-06”) which amended ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC Topic 820”) by requiring disclosure of significant transfers between Levels 1 and 2 and transfers into and out of Level 3 of the fair value hierarchy and the reasons for those transfers. In addition, ASU No. 2010-06 amends the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements to present information about purchases, sales, issuances and settlements on a gross basis rather than as a net number. Finally, ASU No. 2010-06 requires fair value disclosures for each class of assets and liabilities and changes the guidance for employers’ disclosure about pension and other postretirement benefit plan assets to require that they be made for classes of assets instead of major categories. ASU No. 2010-06 was effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Plan adopted the required provisions of ASU No. 2010-06 on January 1, 2010. The adoption of ASU No. 2010-06 did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU No. 2010-25”) which amended ASC Topic 962, Plan Accounting — Defined Contribution Pension Plans, adding new disclosure requirements for participant loans. ASU No. 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU No. 2010-25 is effective for periods ending after December 15, 2010, with early adoption permitted.

The adoption of ASU No. 2010-25 required the Plan to retrospectively classify participant loans as notes receivable from participants rather than as plan investments for the year ended December 31, 2009 as reported in the Statements of Net Assets Available for Plan Benefits. Prior to the adoption of ASU No. 2010-25, the Plan included the amount of notes receivable from participants of $166,949 in the line titled Participant directed investments, stated at fair value in the Statements of Net Assets Available for Plan Benefits.

Investment Valuation and Income Recognition —The Plan’s investments are stated at fair value, except for fully benefit-responsive contracts which are presented in the financial statements at contract value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Dividends are recorded on the ex-dividend date. All security transactions are recorded on their trade date.

Management fees and operating expenses charged to the Plan for investments in the investment funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Wells Fargo Stable Return Fund (the “Fund”) is a collective trust fund that is a commingled pool of the Wells Fargo Stable Value Trust for Employee Benefit Plans.  The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund’s constant Net Asset Value of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

The Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2010, the contract value of the Fund is $5,955,731. The Fund does not require a redemption notice period and allows participants to immediately redeem all or a portion of their investment at contract value.

The Fund accounts for its investment contracts in accordance with FASB ASC Topic 946, Financial Services — Investment Companies (“ASC Topic 946”). ASC Topic 946 requires that certain investment companies report all investment contracts at fair value.  However, ASC Topic 946 allows for fully-benefit responsive contracts, as defined, to be adjusted from fair value to contract value and such adjustments are to be included in the calculation of an investment company’s net asset value.  The Plans investment contracts are fully benefit-responsive and accordingly, such investment contracts have been adjusted to contract value in the accompanying financial statements.

The Fund follows the guidance of FASB ASC Topic 820 which:

•                  defines fair value as the exchange price that would be received for an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants on the measurement date;

•                  establishes a three level hierarchy for fair value measurements based upon the observability of the inputs to the valuation of an asset or liability as of the measurement date;

•                  requires that the use of observable inputs be maximized and the use of unobservable inputs be minimized; and

•                  expands disclosures about instruments measured at fair value.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the fair value hierarchy are defined as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted market prices.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The type of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using observable inputs.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The type of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation.

At December 31, 2010, the Plan’s portfolio investments were classified as follows, based on fair values:

	Assets at Fair Value at December 31, 2010
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Plan Investments:
AIC Common Stock	$542,173	$542,173	$—	$—
Mutual Funds
Domestic Stock Funds	26,715,640	26,715,640	—	—
International Stock Funds	6,925,171	6,925,171	—	—
Total Mutual Funds	33,640,811	33,640,811	—	—

Common Collective Trust Funds
Domestic Equity Fund	2,076,480	—	2,076,480	—
Fixed Income Trust Funds	6,375,509	—	6,375,509	—
Total Common Collective Trust Funds	8,451,989	—	8,451,989	—

Stable Return Funds	5,955,731	—	5,955,731	—

Total Plan Investments	$48,590,704	$34,182,984	$14,407,720	$—

For the period ended December 31, 2010, there were no significant transfers in or out of levels 1, 2 or 3.

At December 31, 2009, the Plan’s portfolio investments were classified as follows, based on fair values:

	Assets at Fair Value at December 31, 2009
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Plan Investments:
AIC Common Stock	$867,004	$867,004	$—	$—
Mutual Funds
Domestic Stock Funds	25,809,972	25,809,972	—	—
International Stock Funds	7,638,584	7,638,584	—	—
Total Mutual Funds	33,448,556	33,448,556	—	—

Common Collective Trust Funds
Domestic Equity Fund(1)	2,266,867	—	2,266,867	—
Fixed Income Trust Funds(2)	6,579,466	—	6,579,466	—
Total Common Collective Trust Funds	8,846,333	—	8,846,333	—

Stable Return Funds	6,395,309	—	6,395,309	—

Total Plan Investments	$49,557,202	$34,315,560	$15,241,642	$—

(1)         The Company has corrected the presentation of the Domestic Equity Fund within the Plan’s portfolio investments fair value classification disclosure for 2009. The investment, which was valued at $2,236,304, was previously presented as a Level 1 investment and has now been presented as a Level 2 investment.

(2)      The Company has corrected the presentation of the American Funds High Income Trust and the PIMCO Total Return Fund within the Plan’s portfolio investments fair value classification disclosure for 2009.  These investments, which were valued at $6,579,466, were previously presented as Level 1 investments and have now been presented as Level 2 investments.  Furthermore, these investments were originally misclassified as Mutual Funds rather than Common Collective Trust assets.  Additionally, the Company has adjusted the investment appreciation/(depreciation) table presented in Note F to reflect the corrected investment classifications.

Following is a description of the valuation methodologies used for Investments measured at fair value:

AIC common stock — Valued at the closing price of shares held by the Plan at year-end.

Mutual funds — Valued at the net asset value of shares held by the Plan at year-end.

Common collective trust funds — The value of the Domestic Equity Fund is based on a portfolio of equity securities which closely matches the makeup and weightings of the S&P 500 Index. The value of the Fixed Income Trust Funds is based on the value of the underlying investment funds plus an adjustment for undistributed interest income. The Funds are immediately redeemable on a daily basis.

C.  Trustee and Administration of the Plan

Wells Fargo has been designated as trustee and custodian. The Company has established a Savings and Investment Plan Committee for the general administration of the Plan. The trustee fees are paid by the Plan.

D.  Exempt Party-In-Interest Transactions

Certain Plan investments represent shares of investment funds managed by Wells Fargo. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2010 and December 31, 2009, the Plan held 224,029 and 258,807 shares, respectively, of the Company’s common stock with a market value of $542,173 and $867,004 respectively. During the years ended December 31, 2010 and December 31, 2009, the Plan did not record dividend income from this stock.

E.  Internal Revenue Service Status

The IRS has determined and informed the Company by a letter dated April 2, 2010, that the Plan was designed in accordance with applicable Internal Revenue Code requirements. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

F.  Investments

Investments greater than 5% of Plan Net Assets as of December 31, 2010 and 2009 are as follows:

	December 31,	December 31,
	2010	2009
Investments at market value:
American Funds Growth Fund of America	$7,974,868		$8,456,958
Artio International Equity A Fund	$6,653,634		$7,383,460
Wells Fargo Stable Return Fund*	$5,995,731		$6,395,309
American Beacon Large Cap Value Fund	$5,668,092		$5,708,688
Prudential Jennison Small Company A	$4,325,876		$4,013,056
PIMCO Total Return Fund	$3,908,790		$4,115,670
Columbia Small Cap Value Fund I	$2,544,778	$	**
American Funds High Income Trust	$2,466,719	$	**

* Fund is at fair value.  The contract value is $5,806,108 and $6,533,857 at December 31, 2010 and December 31, 2009, respectively.

** Investment was less than 5% of Plan Net Assets.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value for the years ended December 31, 2010 and 2009 as follows:

	December 31,	December 31,
	2010	2009

Mutual Funds	$4,107,437	$7,404,235
Common and Collective Trust Funds	986,332	1,893,058
Stable Return Funds	158,200	137,799
AIC Common Stock	(243,526)	78,976

Net appreciation in market value of investments	$5,008,443	$9,514,068

G.  Reconciliation Between Financial Statements and Form 5500

A reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009 is as follows:

	December 31,	December 31,
	2010	2009
Net assets available for plan benefits per the financial statements	$48,601,486	$49,867,586
Less: Deemed distribution activity	—	(1,555)

Net assets available for benefits per Form 5500	$48,601,486	$49,866,031

Net (deductions) additions per financial statements	$(1,266,100)	$4,015,543
Plus: Deemed distribution activity	1,555	9,999

Net (loss) income per Form 5500	$(1,264,545)	$4,025,542

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

EIN 41-0905408, PLAN# 001

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Number of			Current
	Shares	Cost		Value
Mutual Funds:
American Beacon Large Cap Value Fund	308,216		(1)	$5,668,092
American Funds Capital World Growth & Income	7,640		(1)	271,537
American Funds Growth Fund of America	266,006		(1)	7,974,868
Artio International Equity A Fund	226,237		(1)	6,653,634
Columbia Small Cap Value Fund I	56,841		(1)	2,544,778
Goldman Sachs Mid Cap Value Fund	24,623		(1)	890,112
Prudential Jennison Mid Cap Growth A	7,780		(1)	213,030
Prudential Jennison Small Company A	213,097		(1)	4,325,876
T Rowe Price Ret Income Fund	11,448		(1)	150,191
T Rowe Price Ret 2010 Fund	52,118		(1)	796,357
T Rowe Price Ret 2020 Fund	76,027		(1)	1,243,034
T Rowe Price Ret 2030 Fund	91,015		(1)	1,563,642
T Rowe Price Ret 2040 Fund	56,661		(1)	980,808
T Rowe Price Ret 2050 Fund	37,575		(1)	364,852

Common Stock:
Analysts International Corporation Common Stock (2)	224,029		(1)	542,173

Common Collective Trust Funds:
American Funds High Income Trust	159,542		(1)	2,466,719
PIMCO Total Return Fund	197,376		(1)	3,908,790
Wells Fargo Equity Index Trust (2)	156,384		(1)	2,076,480
Wells Fargo Stable Return Fund (2) (3)	121,398		(1)	5,955,731
Wells Fargo adjustment to contract value			(1)	(149,623)

Promissory notes from participants (2)		156,045		156,045
At interest rates of 3.25% to 4.0% with maturity dates through May 2014
		$156,045		$48,597,126

(1)  Cost is not required for participant directed investments

(2)  Known to be a party in interest.

(3)  Fund is at fair value

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANALYSTS INTERNATIONAL CORPORATION SAVINGS AND INVESTMENT PLAN

Date: June 2, 2011	By:	/s/ Randy W. Strobel
Randy Strobel, Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm